Exhibit (d)(4)

ACCIDENTAL DEATH BENEFIT RIDER

Benefit	We will pay the Accidental Death Benefit amount to the Beneficiary upon receipt of due proof that the Insured’s death was caused by accidental bodily injury subject to the terms below. The Accidental Death Benefit amount is shown on the Policy Specifications page.

Accidental Death Benefit	Death must occur:
1. as a direct result of accidental bodily injury and independently of all other causes; and
2. within 90 days of such injury; and
3. before the Insured reaches Attained Age 70; and
4. while this policy and rider are In Force.

Exclusions from Coverage	We will not pay this benefit if the death results from:
1. suicide whether sane or insane;
2. war or any act attributable to war, declared or undeclared, whether the Insured is in the military service or not;
3. bodily or mental infirmity, illness or disease of any kind;
4. bacterial infection other than infection occurring as a result of accidental or external bodily injuries;
5. committing or attempting to commit an assault or felony;
6. the voluntary taking of any poison, drug or sedative, asphyxiation from voluntary inhalation of gas;
7. participating in aviation, except as a passenger.

Risk Charge	The Risk Charge for this rider will be deducted from the Accumulation Account on the Monthly Due Date. The Risk Charge is the sum of:
1. the Risk Rate at the Insured’s Attained Age times the number of thousands of Accidental Death Benefit amount shown on the Policy Specifications page; plus
2. the extra monthly charge for a special premium class for this rider, if any.

If this policy provides for Waiver of Deduction, the Risk Charge for this rider will be waived if the Monthly Deduction for the policy is waived.

Guaranteed Maximum Monthly Risk Rates are shown in the following table.

1991-100 (038) ADB	Page 1 of 3	42921

GUARANTEED MAXIMUM RISK RATES PER $1,000 ATTAINED AGE

AGE	RISK RATE	AGE	RISK RATE	AGE	RISK RATE	AGE	RISK RATE	AGE	RISK RATE
1	0.104	15	0.104	29	0.083	43	0.104	57	0.125
2	0.104	16	0.125	30	0.083	44	0.104	58	0.125
3	0.083	17	0.146	31	0.083	45	0.104	59	0.125
4	0.083	18	0.146	32	0.083	46	0.104	60	0.125
5	0.083	19	0.146	33	0.083	47	0.104	61	0.146
6	0.083	20	0.146	34	0.083	48	0.104	62	0.146
7	0.083	21	0.146	35	0.083	49	0.104	63	0.146
8	0.083	22	0.125	36	0.083	50	0.104	64	0.167
9	0.083	23	0.125	37	0.083	51	0.104	65	0.167
10	0.083	24	0.104	38	0.083	52	0.104	66	0.167
11	0.083	25	0.104	39	0.083	53	0.104	67	0.188
12	0.083	26	0.104	40	0.083	54	0.104	68	0.188
13	0.083	27	0.104	41	0.083	55	0.125	69	0.188
14	0.083	28	0.083	42	0.083	56	0.125

1991-100 (038) ADB	Page 2 of 3	42921

Termination of Rider	This rider will end when: 1. the Insured Attains Age 70; or 3. the policy ends; or 4. the Owner’s signed request for termination is received.

Guaranteed Values	This rider does not increase or decrease the guaranteed values of this policy.

Contract	This rider is subject to all the terms of this policy, except as modified in this rider.

Attached to and made a part of this policy effective as of the date of issue of the policy.
FARMERS NEW WORLD LIFE INSURANCE COMPANY

C. Paul Patsis	Brian F. Kreger
President	Secretary

1991-100 (038) ADB	Page 3 of 3	42921